

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Eric Hansen
Chief Financial Officer
Lifeway Foods, Inc.
6431 W. Oakton St.
Morton Grove, IL 60053

> **Re: Lifeway Foods, Inc.**
> **Definitive Proxy Statement on Schedule 14A filed April 28, 2023**
> **File No. 000-17363**

Dear Eric Hansen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

General

1.   In light of the filing of a solicitation in opposition, as defined in Note 3 to paragraph (a) of Exchange Act Rule 14a-6, by Mr. Smolyansky on May 9, 2023, please advise us of the registrant's plans with respect to filing a revised definitive proxy statement containing the disclosure described in Items 4(b) and 5(b) of Schedule 14A and disclosing:

*   the existence of the solicitation in opposition;
*   the Company's position that Mr. Smolyansky's director nominations are invalid because he waived his nomination rights pursuant to the Settlement Agreement;
*   the basis for such position;
*   that the registrant initiated litigation against Ludmila Smolyansky and Mr. Smolyansky alleging, among other claims, that they breached their contractual obligations under the Settlement Agreement by submitting Mr. Smolyansky's notice of his intent to nominate the Shareholder Nominees;
*   that the Smolyanskys filed a counterclaim seeking to enjoin any actions to reject Mr. Smolyansky's nominations or refusing to count votes in favor of the Shareholder

Nominees; and

- the potential implications (including any risks to the registrant or its shareholders) if Mr. Smolyanky's nominations are ultimately deemed to be valid, including the need for the Company to discard non-universal proxy cards previously received and to instead use a universal proxy card.

Refer to Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C, Question 139.05.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Tim Lavender